

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 2, 2024

John Keeler
Chief Executive Officer
Blue Star Foods Corp.
3000 NW 109th Avenue
Miami, FL 33172

  Re: Blue Star Foods Corp.
   Registration Statement on Form S-1
   Filed December 8, 2023
   File No. 333-275955

Dear John Keeler:

  We have conducted a limited review of your registration statement and have the following comment(s).

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-1 filed December 8, 2023

General

1. Please revise your registration statement to clearly identify the securities that are being offered. In this regard, we note that the heading and disclosure on the prospectus cover page refers to 19,876,735 shares of common stock, yet additional disclosure and Exhibit 107 refers to warrants. Revise to clarify whether you are registering the warrants and/or the shares underlying such warrants.

2. We note there does not appear to be an established public trading market for the warrants to purchase up to 435,035 shares of common stock. Please revise your prospectus to disclose a fixed price at which the selling stockholders will offer and sell the warrants. Refer to Item 501(b)(3) of Regulation S-K. Also, disclose, if true, that there is no established public trading market for the warrants and that you do not intend to apply to list the warrants on a national securities exchange or recognized trading system.

3. Please revise your registration statement to identify ClearThink Capital Partners, LLC as an underwriter. Refer to Securities Act Sections Compliance and Disclosure Interpretations Question 139.22.

4. We note your disclosure on the prospectus cover page that on May 16, 2023 you and ClearThink Capital Partners, LLC entered into a purchase agreement. Please revise your filing throughout to discuss the material terms of this agreement, including:
    •   the term of the agreement;
    •   the material conditions under which you may access the funds available under the agreement;
    •   the possibility that you may not have access to the full amount available to you under the agreement; and
    •   whether an investor can engage in short-selling activities and, if so, how any sales activities after announcement of a put may negatively affect the company's share price.

5. Please update your compensation disclosure to reflect the fiscal year ended December 31, 2023.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Patrick Fullem at 202-551-8337 or Jennifer Angelini at 202-551-3047 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Cassie Olson